Contact

www.linkedin.com/in/adanarriaga
(LinkedIn)
linktr.ee/adanarriaga (Personal)

Top Skills

Strategic Thinking
Brand Strategy
Creative Strategy

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Certifications

Hazmat Specialist
Permanent Employee Registration
Card (PERC)
Counterbalance Specialist
20-Hour Basic Security Training
Emerging Leaders Program
Certificate of Achievement

Honors-Awards

Demonstrating Extra Initiative
Improving The Customer Experience
Driving Innovation
Generating Revenue & Reducing
Cost
Driving Significant Change

Publications

Close-N-Time

Adan Arriaga

Financial Strategy & eCommerce Leader | Driving Growth Through
Data, Insights, and Innovation
Plano, Texas, United States

Summary

Strategic and data-driven marketing professional with a cross-
functional background in eCommerce, digital marketing, brand
development, and asset management. Proven track record of
driving revenue growth, enhancing customer experience, and
leading high-impact projects from concept through execution.
Skilled in coordinating with cross-departmental teams, optimizing
budgets, managing high-value assets, and leveraging insights to
drive operational efficiency. Passionate about creating innovative,
customer-focused solutions that deliver measurable results and
lasting value.

Areas of expertise include…
• eCommerce Strategy
• Asset & Financial Management
• Brand Communications
• Cross Functional Collaboration
• SEO/SEM Optimization
• Budget Forecasting
• Marketing Campaigns
• Operational Excellence

Experience

Toyota North America
11 years 8 months

Asset Management & Financial Planner
February 2025 - Present (1 year 6 months)
Plano, Texas, United States

Support the Vehicle Marketing and Communications (VMaC) team with
strategic coordination of physical and digital assets for prototypes, CAD data,
vehicle imagery, and transportation logistics. Manage large-scale budget
planning, purchase orders, and reconciliation for key marketing assets while

ensuring compliance with security-sensitive Code Red policies. Serve as a key liaison across departments including Product Planning, Finance, Treasury, TMC, and multiple global distributors to support asset-related activities and strategic planning. Provide cross-functional training and maintain systems and websites critical to the asset lifecycle.

Key Contributions:
• Created and managed the annual engineering Kosu work hour forecast and VMaC prototype budget.
• Processed and tracked CAD data payments, global netting, and transportation invoices.
• Directed Code Red photo requests and facilitated prototype asset coordination across North America.
• Led scrum and system oversight for the Code Red Asset Sharing and Project Review platforms.

eCommerce Programs Analyst
February 2021 - February 2025 (4 years 1 month)
Plano, Texas, United States

Led Toyota Parts Center Online as the primary eCommerce initiative, developing and implementing strategies to drive growth, optimize the customer journey, and streamline operations. Also served as the product lead and owner of the Toyota Outfitters eCommerce program, overseeing end-to-end merchandising, sales strategy, and platform enhancements to meet revenue and engagement targets. Directed initiatives to maximize dealership retail sales by utilizing robust marketing assets, targeted point-of-sale resources, and data-driven planning. Managed all financial aspects for the Guest Experience and Retention Department, including budgeting and forecasting, to align resources with corporate objectives.

Key Contributions:

Spearheaded the design and development of Toyota Parts Center Online 2.0, creating a seamless, intuitive customer journey. This approach generated ~ $45 million in revenue, with a growth target of ~$90 million next fiscal year, driven by elevated customer engagement and satisfaction.

Expanded the Toyota Outfitters program from $2.7M to an all-time high of $4.4M in sales, achieving a 63% revenue increase through strategic sales initiatives and a customer-focused approach.

Directed planning, forecasting, and comprehensive reporting for a ~$120M annual departmental budget, ensuring optimal resource allocation and financial transparency to support sustained growth and strategic objectives.

Brand Engagement Case Manager
October 2018 - February 2021 (2 years 5 months)
Plano, Texas

Specialized in resolving high-stakes, escalated customer inquiries and delivering strategic solutions for complex cases involving arbitration, lemon law demands, and other service challenges for English and Spanish-speaking customers. Conduct in-depth investigations, collaborating closely with customers, dealership management, and cross-functional teams, including regional offices and field managers, to secure effective, mutually beneficial resolutions. Ensure all avenues for resolution are thoroughly explored, reinforcing a commitment to superior customer satisfaction and experience. Lead a support group dedicated to best-in-class service, mentoring team members in real-time, and overseeing caseload distribution to optimize customer service metrics and outcomes.

Key Contributions:

Served as a subject matter expert and advocate for departments such as Legal, Customer Quality Services, Product Quality & Service Support, and Private Distributors, driving collaborative resolutions and high-quality customer support.

Provided customer care insights and strategic guidance to company communications teams, technical support, and dispute resolution managers, strengthening alignment across customer service touchpoints.

Lead, trained, and mentored new customer support team members, fostering a knowledgeable, customer-centered service culture.

Customer Relations Representative
April 2017 - October 2018 (1 year 7 months)
Plano, Texas

Experienced in managing direct communication with Toyota product owners in English and Spanish, providing top-tier support through various channels, including phone, written correspondence, email, and social media. Skilled in addressing a wide range of customer inquiries, from financial assistance requests and incentive redemptions to vehicle specifications and issues related to dealerships, sales, and service. Excel at analyzing complex cases to determine the most effective resolution paths, managing escalations with professionalism, and ensuring a seamless, positive customer experience across all touchpoints.

Key Contributions:

Spearheaded the optimization of the social media aggregator tool, doubling team response rate and significantly boosting productivity for quicker, more efficient customer engagement.

Identified preemptive engagement opportunities for the Super Bowl LII ad campaign, enabling near-instant response to 8,000 customer comments and maximizing campaign impact through timely, personalized customer interactions.

Partnered with Saatchi & Saatchi to analyze and report on social media sentiment during Toyota's Super Bowl LLI ad campaign, providing actionable insights to enhance brand engagement and audience response.

Parts Distribution Associate
December 2014 - April 2017 (2 years 5 months)
Aurora, Illinois

Driven and detail-oriented specialist in order fulfillment and quality assurance, managing dealer parts orders in alignment with Toyota's Customer Promise standards. Focus on auditing package quality, conducting safety audits, and overseeing effective packing to ensure high standards in every order. Skilled in leading event planning initiatives that foster diversity and inclusiveness, and committed to enhancing workplace safety through proactive incident documentation and compliance monitoring.

Key Contributions:

Led a project that reduced order closing time by 72%, cutting daily closing duties from two hours and 40 minutes to just 45 minutes, generating $35,000 in annual labor savings.

Reduced OSHA incidents by over 50% by enforcing PPE and safety standard compliance, fostering a safer work environment and promoting a strong culture of safety.

Established and executed a communication plan for environmental, health, and safety initiatives, driving awareness and compliance across the parts division.

CharaChorder
Chief Communications Officer
June 2019 - Present (7 years 2 months)
Frisco, Texas, United States

Co-founder and seasoned marketing strategist with expertise in crafting impactful messaging and executing high-visibility campaigns across multiple marketing channels to drive brand growth and customer engagement. Specialize in strategic copywriting, comprehensive campaign design, and targeted corporate communications that resonate with diverse audiences and elevate brand positioning in competitive markets. Lead press interactions to secure media coverage, facilitate product reviews, and enhance visibility. Develop and optimize paid and organic social and search strategies to maximize reach, engagement, and ROI. Define and refine core brand messaging rooted in extensive market research, delivering high-quality press releases, product announcements, and high-conversion landing pages that strengthen brand impact.

Key Contributions:

Played an instrumental role in co-founding the company in 2019 and driving it to a $20 million valuation by designing and implementing comprehensive business plans across multiple marketing and sales channels.

Directed marketing efforts for new product launches on Kickstarter, securing over $820,000 in funding through strategic campaign planning, targeted audience engagement, and community-driven outreach, significantly exceeding initial goals.

Achieved international media coverage, including features on BBC News, and earned the "Top New and Noteworthy Product" distinction at CES 2020, significantly boosting brand reputation and market presence.

Leo Athletics
Chief Executive Officer
January 2016 - Present (10 years 7 months)
Frisco, Texas, United States

Founded and led a premium fitness and lifestyle apparel brand, Leo Athletics, launched in North America in January 2016, specializing in athleisure for a community-driven customer base. Focused on delivering 100% on-time shipments nationwide while leveraging innovative hybrid performance fabrics and distinctive design tailored to the athleisure lifestyle. Oversee all aspects of strategic planning, budgeting, product pricing, and margin management, ensuring sustained profitability and market growth.

At Leo Athletics, our mission is to "empower and inspire athletes around the world." We are dedicated to building a supportive fitness community that encourages every individual, regardless of fitness level, to pursue their best. Our commitment to quality and passion for performance drive us to create apparel that supports health, wellness, and an active lifestyle. We believe in fostering connections and inspiring others to join us on the journey to #BeLegendary.

Key Contributions:

Established a health-focused brand with a mission to empower individuals through high-performance, stylish athleisure, building a loyal customer base driven by a shared passion for fitness.

Developed a unique niche within the athleisure market by combining hybrid performance fabrics with creative, community-oriented designs that resonate with fitness enthusiasts.

Drove strategic planning, budgeting, and pricing strategies to optimize profitability, successfully managing margins to support steady brand expansion across North America.

Securitas Security Services USA, Inc.
Security Supervisor
May 2012 - December 2014 (2 years 8 months)
Bolingbrook, Illinois

Experienced Security Operations Supervisor with a strong background in managing and training 24-hour security teams, specializing in physical security protocols, report writing, access control systems, and security software applications. Dedicated to ensuring the safety and security of client properties and personnel through vigilant monitoring, effective incident response, and thorough investigative procedures. Skilled in handling a wide range of emergencies, from medical and fire incidents to hazardous materials and severe weather, maintaining composure under pressure to deliver reliable security support.

Key Contributions:

Managed and trained a 24-hour security team, equipping team members with skills in physical security, report accuracy, and effective use of security access systems and applications to enhance overall security effectiveness.

Responded swiftly to critical incidents, including fire, medical emergencies, bomb threats, flooding, elevator issues, and hazardous materials, ensuring prompt action and minimizing potential risks to client assets and personnel.

Secured incident scenes to preserve evidence for investigations, supporting thorough and accurate incident reporting and contributing to effective resolution and follow-up.

City of Aurora
Criminal Justice Internship
August 2013 - December 2013 (5 months)
Aurora, Illinois

During an internship with the police department, contributed to critical operations across support services, patrol, and investigations, gaining hands-on experience in law enforcement procedures and public service. Collaborated closely with officers and detectives to assist with traffic stops and ongoing case investigations, preparing detailed reports and enhancing communication between departments. Acted as a bilingual liaison, translating interactions for Spanish-speaking citizens to ensure clear communication and reinforce trust within the community. Developed valuable skills in report writing, situational assessment, and cross-functional teamwork, supporting the department's commitment to community safety and effective policing.

Key Contributions:

Partnered with multiple divisions to assist officers and detectives, providing operational support that improved information flow and strengthened case management.

Supported traffic stops and investigations, helping gather essential information and preparing reports that contributed to procedural efficiency.

Facilitated clear and inclusive communication with Spanish-speaking citizens, fostering community trust and ensuring accurate information exchange.

Subway
Sandwich Artist
April 2011 - May 2012 (1 year 2 months)
Aurora, Illinois

Provided excellent customer service in a fast-paced food service environment, efficiently preparing made-to-order sandwiches and maintaining a welcoming atmosphere for guests. Ensured accurate, timely preparation of orders while adhering to Subway's food quality and presentation standards. Operated the Point of Sale system to record transactions, process payments, and handle cash accurately. Contributed to store organization by completing light paperwork duties and accounting for inventory items, including cash, food, and supplies during each shift.

Key Contributions:

Welcomed guests, took detailed orders, and prepared food items with precision and care to ensure customer satisfaction.

Managed the POS system to complete transactions, handled cash, and ensured accurate accounting for all funds and orders.

Maintained organized records of inventory items, including bread, money, and additional supplies, supporting operational efficiency.

Spee Dee Delivery Service, Inc.
Warehouse Associate
February 2010 - May 2011 (1 year 4 months)
Sugar Grove, Illinois

As a Warehouse Associate, ensured efficient product movement and inventory management to support delivery operations. Transported items from receiving areas to designated delivery zones using appropriate moving equipment, consistently maintaining a clean and organized work environment. Collaborated effectively with team members to complete tasks accurately and efficiently with minimal supervision. Utilized hand-held scanning equipment to update inventory records, ensuring accuracy in stock levels and facilitating smooth operations.

Key Contributions:

Safely transported products from receiving to delivery areas, ensuring timely and organized distribution within the warehouse.

Used hand-held scanners to add or subtract products from inventory, keeping real-time data accurate for streamlined operations.

Maintained a clean, orderly workspace, placing products correctly to support operational flow and efficiency.

Worked cooperatively with team members, adapting to dynamic tasks to meet operational goals under minimal supervision.

Family Fun Center
Customer Relations Representative
August 2008 - June 2009 (11 months)
Sugar Grove, Illinois

Provided friendly and safety-focused customer service in a family entertainment environment, ensuring a positive experience for all visitors. Responsible for addressing customer inquiries, maintaining the facility, and promoting safe usage of go-karts and motorized equipment. Played a key role in educating guests on park rules and safety guidelines, fostering a secure and enjoyable environment.

Key Contributions:

Monitored park areas to ensure guest safety, taking proactive steps to prevent incidents and support a secure experience for all visitors.

Addressed customer questions and provided helpful information, enhancing visitor satisfaction and facilitating a smooth experience within the park.

Conducted regular maintenance to keep attractions and park areas in optimal condition, contributing to a clean, well-functioning facility.

Educated guests on rules and safe practices for go-karts and motorized equipment, ensuring proper use and compliance with safety standards.

Education

SMU Cox School of Business
Latino Leadership Initiative: Rising Latino Leaders Program, Business Administration and Management, General · (September 2022 - September 2022)

Aurora University
Bachelor of Arts - BA, Psychology · (2010 - 2014)

Aurora University
Bachelor of Arts - BA, Criminal Justice · (2010 - 2014)

University of Toyota
Continuous Improvement, Business Administration and Management, General · (2014)

Indian Valley Vocational Center
Law Enforcement, Criminal Justice and Corrections · (2009 - 2010)